December 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Tom Kluck

Re:	CatchMark Timber Trust, Inc.

Registration Statement on Form S-11

File No. 333-191322

Dear Mr. Kluck:

The undersigned as the representatives of the several underwriters of the offering of securities of CatchMark Timber Trust, Inc. (the “Company”) pursuant to the above-referenced Registration Statement on Form S-11, as amended (the “Registration Statement”), Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated wish to advise you that in connection with the Registration Statement, 52 Preliminary Prospectuses dated November 22, 2013 and 3,675 Preliminary Prospectuses dated November 25, 2013 were distributed during the period beginning on November 22, 2013 and through the date hereof to the five underwriters and others.

We further advise you that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Company for acceleration of the effective date of the Registration Statement to 4:00 p.m., Washington, D.C. time, on Tuesday, December 10, 2013, or as soon thereafter as practicable.

Securities and Exchange Commission

Sincerely,

Raymond James & Associates, Inc., as representative of the several underwriters

By:	/s/ Mark McHugh
Name: Mark McHugh
Title: Managing Director

Robert W. Baird & Co. Incorporated, as representative of the several underwriters

By:	/s/ Ryan Engelhardt
Name: Ryan Engelhardt
Title: Vice President

Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters

By:	/s/ Chad M. Gorsuch
Name: Chad M. Gorsuch
Title: Managing Director

cc:	Keith M. Townsend - King & Spalding LLP